 **Republic**

Company Name	Layali

Logo	

Headline	Flavors of the Middle East, delivered to your door

Cover photo	

Hero Image



Tags

Female Founders, Immigrant Founders, Food, B2C, E-commerce, Delivery

Pitch text

Summary

- Online marketplace delivering Arabic specialty goods
- 5K+ chatbot subscribers and over 1K customers
- Repeat purchase rate of 24%
- $180K+ revenue since launch in 2018
- Tapping into growing $17.5B online grocery shopping market
- Strong connections to manufacturers in Syria, Europe, Turkey, and more

Problem

Arabic food shopping is stuck in the 1980s

The internet and technology have changed how people buy almost everything. Yet even in the online shopping era, it can be a challenge for many people in the U.S. to find authentic Arabic products.



Millions of immigrants from Arab and Muslim countries and their descendants now live in the USA. Many of them use Arabic ingredients in their everyday eating and cooking habits. Most times, the only solution is small local stores.

Today's Arabic grocery business model



The current business model depends significantly on distributors, which means products need to complete a long journey before reaching customers. This causes products to become stale and more expensive.

Solution

Layali: your favorite Arabic products delivered to your door

Layali will be the Amazon of the Middle Eastern market.

Layali is looking to make all Middle Eastern food and non-food products accessible, high-quality, and fairly priced. With a large selection of items, Layali provides an easy-to-track mail delivery service that saves customers time, money and effort.



High quality guaranteed



Save customers money by getting products from manufacturers to customers



Save customers time By delivering to their doors.

We have direct connections to manufacturers in the Middle East and Europe, which allows us to get our high quality products at low prices, then deliver them directly into the hands of our customers.



In addition, a percentage of profit is donated to nonprofits that promote children's education in under-served communities. In this sense, we are much more than an online store; we are feeding the whole community.

Product

Shop for a variety of products through our easy-to-use website


LAYALI
5:52
55%
English
Categories:
Arabic sweets
Hospitality Sweets
Citrus fruits and nuts
Paintings and art objects
foodstuffs
Clothing and fabrics
Pack of 2 hijabs
Layali.us

Our online marketplace is easy to navigate, and we have designed our website to display in both Arabic and English.

It's easy to shop on Layali! All you need to do is:

1. Choose your products from our range of categories, or use the search bar to look for specific products
2. Place your order
3. Enjoy delivery straight to your doorstep

Our products


Layali
Solo
Solo
Solo
PRINCESS
Original
Café
Shami
ALARJAWI
BUY
LAYALI

Layali has a variety of Arabic products. Our best sellers are baklava and other sweets, Turkish coffee, zaatar and spices, and home art and decor.

Branded products

Layali also has launched its own brand of sweets on our website and on Amazon, which received an Amazon's Choice badge.


Layali Desserts
64
Amazon's Choice
for "baklava gift box"
LAYALI

Traction

From local to nationwide, 500% growth rate

We started in 2017 selling our products locally in the state of Minnesota. In 2017 we did $18k in gross sales. After launching our online store in 2018 we did around $110k in revenue. We now have more than 1,000 registered paying customers and our repeat purchase

rate is 24%.

500%



2018 revenue growth

24%



Repeat purchase rate

6/1
LTV
—
CAC

From 4 to over 50 unique products

We launched our store in 2018 with only 4 products. Since then, our catalogue has grown to more than 50 unique products. Ranging from sweets to spices, we have been working to be the ultimate destination for all Arabic and Middle Eastern products.

Customers

Clearly defined and well-connected target group



The Arab population in the USA exceeds 5 million people. This ethnic group has high purchasing power. The Arab American Institute Foundation found that the mean income of an Arab American is 27% higher than the national average. The site is not limited to the Arab market - millions of non-Arab people in the US eat Middle Eastern food on a consistent basis, which opens up a much broader market as the site expands.

Currently, we serve 1K+ customers, and are expecting to grow to 10% of the Arab market. At only 10%, we would serve 500K+ people. Our ultimate goal is to serve 50% of the market, and help provide 2.5M+ customers a year with quality goods and services.

Customer reviews



★★★★★
Muayad . on Aug 02, 2019

Great!
Delicious and reasonably priced

★★★★★
Joanna H. on Jun 02, 2019

Great product, awesome company!!
Wonderful! Very pleased with the product a shipping experience!

★★★★★
Maha on Jun 01, 2019

The product is excellent
The product is excellent

★★★★★
Anas on Jul 03, 2018

Very good
Better that expected

★★★★★
Nour T. on May 14, 2019

Great product, fast shipping and most important fresh!
Great product, fast shipping and most important fresh!

★★★★★
Joseph ghandour on Nov 03, 2018

Great fresh test better than the ones back home.
I wish you can get more items
In the web
Thank you

★★★★★
mohammad h. on Jul 22, 2018

Good product, excellent customer service
Good product, excellent customer service

Business Model

We are cutting out the middleman



We currently operate like a retail store that generates revenue based on transactions. We have direct connections to manufacturers in Syria, Turkey, Egypt and Europe, which allows us to get our high quality products at low prices, then deliver them directly to the hands of our loyal customers.

Barriers to entry





First to market
For online middle-eastern grocery shopping.

Our network
It is not easy to have connection with the middle-eastern manufacturers to get products in hands of US Customers.

Trusted brand
Memorable name for customer satisfaction and quality products.

Potential opportunities

Lower CAC: Our current LTL/CAC is 6/1. And we expect to decrease out CAC by importing our products in sea shipments instead of air shipments, thus cutting our costs and prices more than 100%.

B2B: Since we import our own product line, we were approached by many businesses, and thus planning to start B2B selling soon.

Subscription model: We also plan to have a subscription model for bulk and wholesale orders.

Market

Online grocery shopping is a $17.5B industry



In 2018, online grocery shopping was worth $17.5B dollars. In fact, it's estimated that 1.92B+ people will buy something online in a single year. By 2025, online shopping is expected to reach 20% of total grocery retail -- eventually being worth $100B in market value.

By focusing on specialty groceries and ethnic foods, Layali is tapping into a specific portion of the market that is underrepresented -- the Arab community.

Competition

Quality products and online convenience

Our main competitors are traditional local stores that are distributed throughout cities with high Arab populations. However, the online inventory of such stores is limited to a few items. Layali is one of the first companies on the market to offer direct home delivery of Middle Eastern goods. We are at the intersection of manufacturers and consumers, and can provide goods that most small businesses, shops and even distributors cannot offer.


Competitors
Quality &
unique products
local
small
businesses
offline
Online
Distributors
low quality
AYALI

Vision

What's next for Layali

By reaching our funding goal, Layali is looking to receive the first sea shipment of products, which will cut our costs tremendously, allowing us to provide our products at lower prices to acquire more customers.

We also plan to use our own fulfillment facility which will give us better shipping and fulfillment prices and services.

New products roadmap:


Layali phone app
B2B and wholesale
Refrigerated and frozen
Halal meat and baked goods

We believe our business model is well-positioned to exploit of a number of different opportunities.

- Subscription model: we plan to do a subscription model for some services in future like wholesale prices or 2 days shipping.

- B2B: since we import our own products, we have received many inquiries about B2B sales. We have done some very limited wholesales to businesses, but we plan to better establish this service by 2021.

Why invest in Layali?

We know our market

We are solving a problem in a very niche space, we are very well connected with our target market and understand their needs and fears.

We are scalable

We have been outsourcing most of our services and our current business model is scalable and ready for explosive growth.

We are fast

Since starting this business we have been able to pivot and move forward very quickly to be ahead of competitors who are trying to enter this space.

Investors

Layali is bootstrapped

Layali has adopted the lean startup approach by building and testing to minimize risk and get to a steady and scalable business with the least amount of fall back possible.

We have been able to bootstrap our operations so far by reinvesting our profits back into the business and tracking customer reactions to choose the best path to continue with.

We are confident now that our current approach is what customers really want and we are ready to move forward into scaling our business with the help of outside investment.

Founders



Sumaya Lakis

Founder and CEO

I graduated from medical school with a MD degree. However, when I found a clear problem with access to good authentic food, I decided to dedicate my full time to building a solution.

Team

   Sumaya Lakis   Founder

   Alaa Shamdeen   Purchase team

Perks

$100   Thank you email from the founder.

$500   Thank you email from the founder. 2 pounds of top quality zaatar spices.

$1,000   Thank you email from the founder. 2 pounds of top quality zaatar spices. 1 pound of top quality Turkish coffee with extra cardamon.

$5,000   Thank you email from the founder. 2 pounds of top quality zaatar spices. 1 pound of top quality Turkish coffee with extra cardamon. 1:1 phone call with the founder to discuss future plans and ideas.

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.